   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1994.

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             CARMIKE CINEMAS, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     58-1469127
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              JOHN O. BARWICK, III
                           VICE PRESIDENT -- FINANCE
                             CARMIKE CINEMAS, INC.
                               1301 FIRST AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 576-3400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                WITH A COPY TO:

     JAMES J. CLARK, ESQ.            MICHAEL W. PATRICK          PATRICIA A. WILSON, ESQ.
    CAHILL GORDON & REINDEL               PRESIDENT                  TROUTMAN SANDERS
        80 PINE STREET              CARMIKE CINEMAS, INC.       600 PEACHTREE STREET, N.E.
   NEW YORK, NEW YORK 10005           1301 FIRST AVENUE                 SUITE 5200
                                   COLUMBUS, GEORGIA 31901           NATIONSBANK PLAZA
                                                                ATLANTA, GEORGIA 30308-2216

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                             ---------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                  PROPOSED         PROPOSED
TITLE OF EACH                    AMOUNT            MAXIMUM          MAXIMUM         AMOUNT OF
CLASS OF SECURITIES               TO BE        OFFERING PRICE      AGGREGATE      REGISTRATION
TO BE REGISTERED               REGISTERED         PER UNIT*     OFFERING PRICE*        FEE
- -------------------------------------------------------------------------------------------------
Class A Common Stock, par
  value $.03 per share.....  2,875,000 Shares      $23.188        $66,665,500        $22,989
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*  OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION    *
*  OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.           *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION
               PRELIMINARY PROSPECTUS DATED               , 1994

PROSPECTUS

                                2,500,000 SHARES

                             CARMIKE CINEMAS, INC.

                              CLASS A COMMON STOCK
                             ---------------------
     All the shares of Class A Common Stock, par value $.03 per share (the "Class A Common Stock"), offered hereby are being offered by Carmike Cinemas, Inc., a Delaware corporation (the "Company").

     The Class A Common Stock has one vote per share, while the Class B Common Stock of the Company, par value $.03 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), has ten votes per share. Upon completion of this offering, the Patrick Family (as hereinafter defined), which holds all of the Class B Common Stock, will have approximately 60.8% of the combined voting power of all outstanding shares of capital stock of the Company (approximately 59.9% if the Underwriters' over-allotment option is exercised in full). For information with respect to such voting rights and certain other features of the Class A Common Stock as compared to the Class B Common Stock, see "Description of Capital Stock."

     The Company's Class A Common Stock is listed on the New York Stock Exchange and currently trades under the symbol "CKE." On October 21, 1994, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $23 3/8 per share. See "Price Range of Class A Common Stock and Dividend Policy."

      FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED
           BY PROSPECTIVE INVESTORS, SEE "INVESTMENT CONSIDERATIONS."
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
  PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   ==========================================================================================
                                       PRICE TO           UNDERWRITING          PROCEEDS TO
                                        PUBLIC             DISCOUNT(1)          COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share........................           $                   $                    $
- ------------------------------------------------------------------------------------------------
Total(3).........................           $                   $                    $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the several Underwriters an option to purchase up to an additional 375,000 shares of Class A Common Stock to cover over-allotments. If all of such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                             ---------------------
     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New
York on or about           , 1994.
                             ---------------------
MERRILL LYNCH & CO.                                  THE ROBINSON-HUMPHREY
                                                         COMPANY, INC.
                             ---------------------
                The date of this Prospectus is           , 1994.

                                    PICTURES


                 (See Appendix to Electronic Format Document)



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus or in documents incorporated by reference in this Prospectus. As used in this Prospectus, the "Company" or "Carmike" refers to Carmike Cinemas, Inc. and its subsidiaries, unless the context otherwise indicates. Carmike(R) and Carmike Cinemas(R) are registered trademarks of the Company. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Carmike Cinemas, Inc. is the second largest motion picture exhibitor in the United States, in terms of number of theatres and screens operated. As of September 30, 1994, the Company operated 444 theatres with an aggregate of 1,906 screens located in 31 states. Since its initial public offering in 1986, Carmike has increased the number of screens it operates from 436, primarily through acquisitions, doubling its number of screens between 1990 and 1994 alone. The Company has a record of successfully integrating acquired theatres into its system and improving their profitability and operating margins, while incurring only slight increases in general and administrative costs. During the seven fiscal years since its initial public offering, the Company has increased revenues and operating cash flow by 187% and 204%, respectively, while maintaining operating cash flow margins within a range of 19% to 23%.

     The Company pursues a growth strategy of selectively acquiring and building theatres and implements an operating strategy of centralized management of multi-screen theatres. As a result, Carmike has grown from a regional exhibitor located primarily in the Southern United States to a geographically diversified exhibitor in 31 states nationwide. In evaluating expansion opportunities, the Company generally targets markets in which it can achieve a dominant position as the sole or leading motion picture exhibitor in the film licensing zones of the target market. A film licensing zone is a geographic area, established by film distributors, where they allocate a given film to only one theatre. The Company currently serves more than 300 film licensing zones nationwide and is the sole exhibitor in approximately 60% of its zones. Additionally, the Company is the leading exhibitor (owning 50% or more of the screens in a given zone) in approximately 80% of its film licensing zones.

     As a result of the Company's dominant position in its markets and the overall size of the Company's operations, Carmike believes that it commands significant purchasing power in its negotiations with movie distributors and concession suppliers. For example, in film licensing zones where the Company has little competition, Carmike obtains film licenses by selecting the best films from among those offered versus more competitive markets where the Company is allocated its films or, in rare circumstances, bids for its films. When making concession purchases, Carmike buys in bulk because of its overall size and national presence.

     The Company's integrated proprietary management information system ("MIS") gives management immediate access to comprehensive operating data which it reviews on a daily basis. Senior management can then quickly react to profit and staffing information and perform the majority of theatres' administrative functions, thereby enabling the theatre manager to focus on the day-to-day operations of the theatre. Management believes that the Company's extensive use of its MIS will continue to allow the Company to expand significantly its number of screens with minimal increases in general and administrative expenses.

     The Company focuses on acquiring, developing and operating multi-screen theatres. Since 1986, Carmike has raised its percentage of multi-screen theatres to approximately 99% of the Company's screens. Management believes that this strategy allows for maximization of operating cash flow while simultaneously decreasing operating risk. Operating costs are less because multiple screens can be serviced from a common support area and film start times can be staggered, allowing for efficient staffing. Multiple screens also allow the Company to maximize attendance and revenue by moving films to smaller auditoriums as demand declines. Finally, film-buying risk can be reduced by offering a larger number of features that appeal to a wider variety of the public.

     The domestic theatre exhibition industry is comprised of approximately 400 exhibitors, approximately 120 of which operate ten or more screens. There has been significant consolidation in the industry since 1986, and management believes that this trend will continue. From December 1985 to May 1994, the top ten motion picture exhibitors increased their control of theatres in the United States from 27% to 49%.

     Carmike's history of successful growth, through acquiring and building theatres and screens, has moved the Company from the sixth largest exhibitor of first-run movies, in terms of screens operated, in 1986 to currently the second largest. During that period, aggregate attendance at the Company's theatres has grown from approximately 15.0 million in 1986 to approximately 45.5 million in 1993. By continuing to pursue its strategy of measured expansion and rigorous financial control, management believes that Carmike can continue its growth and will, over time, become the largest operator of motion picture screens in the United States.

                                  THE OFFERING

Class A Common Stock
offered hereby.............     2,500,000 shares

Common Stock outstanding
after the offering:
  Class A Common Stock.....     9,353,101 shares
  Class B Common Stock.....     1,420,700 shares
                               -----------------
     Total.................    10,774,301 shares
                               -----------------
                               -----------------

Voting rights..............    The holders of Class A Common Stock are entitled
                               to one vote per share and the holders of Class B
                               Common Stock to ten votes per share. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
                               Through beneficial ownership of all outstanding shares of Class B Common Stock, members of the Patrick Family (as hereinafter defined) control a majority of the combined voting power of both classes of Common Stock, which enables them to elect all of the directors of the Company and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). See "Description of Capital Stock -- General."

Use of proceeds............    The Company will use the net proceeds of the
                               offering to continue its theatre acquisition and construction program and for general corporate purposes. Pending such use, the Company will use the net proceeds to temporarily repay amounts currently outstanding under its Credit Agreement
                               (as hereinafter defined). See "Use of Proceeds."

NYSE symbol................    "CKE"

                  SUMMARY FINANCIAL AND OPERATING INFORMATION
              (In thousands, except per share and operating data)

     The Summary Financial and Operating Information should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the related notes included elsewhere herein. The historical financial data set forth below is qualified in its entirety by reference to the Company's Consolidated Financial Statements and the Notes thereto, incorporated by reference in this Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                   ---------------------------------------------------   -------------------
                                                   1989(1)   1990(2)    1991(3)    1992(4)    1993(5)    1993(5)    1994(6)
                                                   -------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
  Revenues.......................................  $99,444   $127,420   $145,796   $171,978   $241,798   $176,400   $244,516
  Depreciation and amortization..................    5,342      7,612      9,437     11,134     16,255     11,874     17,146
  Operating income...............................   17,472     18,552     19,531     21,743     34,055     27,172     35,390
  Interest expense...............................    6,927      8,038      9,914     11,623     14,282     10,412     12,804
  Net income(7)..................................    6,241      6,293      5,715      6,112     11,861     10,056     13,552
  Earnings per common share(7)...................  $  1.00   $   0.84   $   0.75   $   0.80   $   1.50   $   1.28   $   1.65
OPERATING DATA:
  Theatres (at end of period)....................      228        263        265        302        409        385        444
  Screens (at end of period).....................      813        979      1,033      1,215      1,701      1,563      1,906
  Average screens per theatre (at end of
    period)......................................      3.6        3.7        3.9        4.0        4.2        4.1        4.3
  Total attendance (in thousands)................   21,767     26,215     29,126     34,415     45,493     33,294     44,705
  Operating cash flow (in thousands)(8)..........  $22,814   $ 26,164   $ 28,968   $ 32,877   $ 50,310   $ 39,046   $ 52,536
  Theatre level cash flow (in thousands)(9)......  $26,053   $ 29,838   $ 32,796   $ 36,774   $ 55,020   $ 42,596   $ 56,216
  General and administrative expenses as a
    percentage of revenues.......................      3.3%       2.9%       2.6%       2.3%       1.9%       2.0%       1.5%

                                                                                          SEPTEMBER 30, 1994
                                                                                  ----------------------------------
                                                                                     ACTUAL          AS ADJUSTED(10)
                                                                                  ------------       ---------------
BALANCE SHEET DATA:
  Cash and short-term investments...............................................    $  9,767            $  15,287
  Total assets..................................................................     357,003              362,523
  Total long-term debt(11)......................................................     191,903              142,403
  Shareholders' equity..........................................................     110,683              165,703

                                                                                            PRO FORMA(12)
                                                                                  ----------------------------------
                                                                                                       NINE MONTHS
                                                                                   YEAR ENDED             ENDED
                                                                                  DECEMBER 31,        SEPTEMBER 30,
                                                                                    1993(5)              1994(6)
                                                                                  ------------       ---------------
INCOME STATEMENT DATA:
  Revenues......................................................................    $300,456            $ 257,919
  Depreciation and amortization.................................................      20,325               17,898
  Operating income..............................................................      37,563               36,883
  Interest expense..............................................................      17,057               13,458
  Net income(7).................................................................      12,301               14,055
  Earnings per common share(7)..................................................    $   1.53            $    1.72
OPERATING DATA:
  Theatres (at end of period)...................................................         447                  444
  Screens (at end of period)....................................................       1,877                1,906
  Average screens per theatre (at end of period)................................         4.2                  4.3
  Total attendance (in thousands)...............................................      55,706               46,752
  Operating cash flow (in thousands)(8).........................................    $ 57,888            $  54,781
  Theatre level cash flow (in thousands)(9).....................................    $ 63,011            $  58,544
  General and administrative expenses as a percentage of revenues...............         1.6%                 1.4%

(1) Effective December 1, 1989, the Company purchased certain assets consisting of 24 multi-screen theatres (116 screens) from Consolidated Theatres, Inc. Income statement data includes the operating results of this acquisition since the effective date of acquisition.
(2) Effective June 8, 1990, the Company purchased certain assets consisting of 24 multi-screen theatres (96 screens) from Plitt Theatres, Inc. Effective June 28, 1990, the Company purchased certain assets consisting of 9 multi-screen theatres (41 screens) from United Artists Theatre Circuit, Inc. Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
(3) Effective May 24, 1991, the Company purchased certain assets consisting of 8 multi-screen theatres (45 screens) from American Multi-Cinema, Inc. Income statement data includes the operating results of this acquisition since the effective date of acquisition.
(4) In separate transactions in 1992, the Company acquired certain assets as follows:

                                                          NUMBER OF
                                                      ------------------
                           SELLER                     THEATRES   SCREENS     EFFECTIVE DATE
        --------------------------------------------  --------   -------     --------------
        Plitt Theatres, Inc.........................     14         57       May 22, 1992
        America Multi-Cinema, Inc...................      5         32       May 22, 1992
        Resources Financial.........................      5         17       June 5, 1992
        Cinamerica Theatres, L.P....................     16         60       Nov. 18, 1992

     Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (5) Effective August 29, 1991, the Company along with certain former shareholders of Excellence Theatre Corporation ("Excellence") and certain other investors formed Westwynn Theatres, Inc. ("Westwynn"). Westwynn then acquired substantially all the assets, interests and rights and assumed certain defined liabilities of Excellence. The Company accounted for its investment in Westwynn under the cost method until June 11, 1993. Effective June 11, 1993, the Company purchased the remaining interests in Westwynn that it did not already own. Westwynn operated 92 theatres (355 screens) on June 11, 1993. Effective November 18, 1993, the Company purchased certain assets consisting of 19 multi-screen theatres (80 screens) from Manos Enterprises, Inc. Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (6) Effective January 20, 1994, the Company purchased certain assets consisting of 6 multi-screen theatres (28 screens) from General Cinema Corp. of Georgia, General Cinema Corp. of Virginia and General Cinema Corp. of West Virginia. Effective May 20, 1994, the Company purchased certain assets consisting of 4 multi-screen theatres (20 screens) from General Cinema Corp. of Louisiana. Also effective May 20, 1994, the Company purchased certain assets consisting of 38 multi-screen theatres (176 screens) from Cinema World, Inc. ("Cinema World"). Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (7) Excludes $390,000, or $.05 per share, cumulative effect of change in accounting for income taxes for the year ended December 31, 1993 and the nine month period ended September 30, 1993.
 (8) Operating cash flow is defined as operating income plus depreciation and amortization. Operating cash flow is not intended to represent cash flow from operations or any other measure of performance in accordance with Generally Accepted Accounting Principles ("GAAP"). The Company believes that this is a useful statistic to investors in analyzing companies.
 (9) Theatre level cash flow represents total revenues less film rentals, concession costs and other theatre operating costs (see "Selected Consolidated Financial Data"). Theatre level cash flow is not intended to represent cash flow from operations or any other measure of performance in accordance with GAAP. The Company believes that this is a useful statistic to investors in analyzing companies in the motion picture exhibition industry.
(10) Adjusted to give effect to the net proceeds from the sale of 2,500,000 shares of Class A Common Stock offered hereby (after deducting estimated underwriting discounts and commissions and offering expenses) and the reduction of indebtedness under the Credit Agreement and increase in short term investments. See "Use of Proceeds" and "Capitalization."

(11) Less current maturities. Includes amounts outstanding under the Credit Agreement, senior notes, capital lease obligations and convertible subordinated debt.
(12) The pro forma income statement data for the year ended December 31, 1993 and for the nine month period ended September 30, 1994 give effect to the acquisition of the remaining interests in Westwynn (see footnote 5 above) and to the acquisition of assets from Cinema World as if the acquisitions had occurred at the beginning of the period. Pro forma results have not been presented for those acquisitions which were not significant during the year ended December 31, 1993 or the nine months ended September 30, 1994. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The adjustments to the historical data are as follows:
      (a) General and administrative costs were reduced to reflect the incremental amount of general and administrative costs Carmike estimates it would have incurred over the applicable time period.
      (b) Depreciation expense was adjusted to reflect depreciation based upon Carmike's allocation of the acquisition purchase prices.
      (c) Interest income has been adjusted to reflect the loss of interest income on investments used to fund the Westwynn acquisition.
      (d) Interest expense has been adjusted to reflect debt incurred or assumed on both acquisitions at borrowing rates of 4.5% to 5%.
      (e) Dividends received on preferred stock of Westwynn and management fees received from Westwynn were eliminated. Management fees paid by Westwynn to Carmike were also eliminated.

                                  THE COMPANY

     The Company has grown to become the second largest motion picture exhibitor in the United States in terms of number of theatres and screens operated. As of September 30, 1994, the Company operated 444 theatres with an aggregate of 1,906 screens located in 31 states. The Company's screens are located primarily in communities where the Company is the sole or leading exhibitor. The Company is currently the sole exhibitor in approximately 60% of its film licensing zones and is the leading exhibitor in approximately 80% of its film licensing zones. Approximately 99% of the Company's screens are located in multi-screen theatres, with over 88% of its screens located in theatres with three or more screens.

     Carmike was incorporated in Delaware in 1982. Its predecessor, Martin Theatres, Inc. ("Martin Theatres"), was founded in 1912. C. L. Patrick, Chairman of the Board of Directors of Carmike, joined Martin Theatres in 1945 and became a Director and its General Manager in 1948. Martin Theatres was acquired by Fuqua Industries, Inc. ("Fuqua", now known as The Actava Group Inc.) in 1969. Michael W. Patrick, C. L. Patrick's son, joined the Company in 1970 and has served in a variety of operational and managerial capacities, including theatre manager, district manager and film buyer. Michael Patrick became the President of the Company in 1981. The Patrick Family, along with certain other investors, acquired the Company from Fuqua in April 1982. In June 1985, the Company's name was changed from Martin Theatres, Inc. to Carmike Cinemas, Inc. The Company completed its initial public offering in 1986.

     The principal executive offices of the Company are located at 1301 First Avenue, Columbus, Georgia 31901, and the telephone number at that address is
(706) 576-3400.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Class A Common Stock should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Class A Common Stock offered hereby.

DUAL CLASSES OF COMMON STOCK; CONTROL BY PRINCIPAL STOCKHOLDERS

     The authorized Common Stock of the Company consists of 15,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock, of which 6,852,101 shares (net of 170,000 treasury shares) of Class A Common Stock and 1,420,700 shares of Class B Common Stock were outstanding as of September 30, 1994. Except for voting with respect to additional issuances of Class B Common Stock and for class votes as required by Delaware law, holders of both classes of Common Stock vote together as a single class, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having ten votes per share. All of the outstanding shares of the Class B Common Stock are owned, directly or indirectly, by the members of the Patrick Family, including C. L. Patrick, the Chairman of the Company's Board of Directors, Michael W. Patrick, the Company's President, and Carl L. Patrick, Jr., a director of the Company (the "Patrick Family"). Through its ownership of all the outstanding shares of the Class B Common Stock and 124,791 shares of the Class A Common Stock, the Patrick Family owns 68.1% of the combined voting power of both classes of Common Stock (60.8% upon completion of this offering and 59.9% if the Underwriters' over-allotment option is exercised in full), which enables them to elect all of the directors of the Company and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). The voting rights of the Class B Common Stock may make the Company less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with the Company, even if such actions would be in the best interests of the holders of Class A Common Stock. See "Description of Capital Stock -- General." In addition to voting rights, the two classes of Common Stock differ with respect to certain other rights and features. No cash dividends may be paid on either class of the Common Stock unless a cash dividend is also paid on the other class, with each share of Class B Common Stock entitled to a cash dividend equal to 85% of the cash dividend payable on each share of Class A Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis and is subject to certain restrictions on transferability. See "Description of Capital Stock."

EXPANSION PLANS

     Theatre acquisitions and new theatre openings have greatly expanded the Company's operations in the past several years and the Company intends to continue to pursue a strategy of expansion. The success of these expansion plans will depend on a number of factors including the selection and availability of suitable acquisition candidates and potential site locations and the availability of sufficient funds. There can be no assurance that suitable candidates or locations will be available or that sufficient funds will be internally generated or can be obtained on terms satisfactory to the Company. Further, there can be no assurance that the Company will be as successful in making future acquisitions or in integrating such acquisitions into the Company's existing operations as it has been in the past.

DEPENDENCE UPON MOTION PICTURE PRODUCTION AND PERFORMANCE

     The Company's business is dependent both upon the availability of suitable motion pictures for exhibition in its theatres and the performance of such pictures in the Company's markets. Accordingly, the Company's results of operations will vary from period to period based upon the quantity and quality of the motion pictures it exhibits. A disruption in the production of motion pictures or lack of success of motion pictures could have a material adverse effect on the Company's business. See "Business -- Film Licensing."

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's success depends upon the continued contributions of its senior management, including Michael W. Patrick and John O. Barwick, III. The loss of the services of one or more members of the Company's senior management could have a material adverse effect upon the Company's business and development. The Company has an employment agreement with Michael W. Patrick. See "Management."

COMPETITION

     The Company's operations are subject to varying degrees of competition with respect to licensing films, attracting patrons, obtaining new theatre sites and acquiring theatre circuits. In addition, the Company's theatres face competition from a number of motion picture exhibition delivery systems, such as pay television, pay-per-view and home video systems. While the impact of such delivery systems on the motion picture exhibition industry is difficult to determine precisely, there can be no assurance that they will not have an adverse impact on attendance. Movie theatres also face competition from other forms of entertainment competing for the public's leisure time and disposable income. See "Business -- Competition."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Class A Common Stock are estimated to be approximately $55,020,000 (approximately $63,325,000 if the Underwriters' over-allotment option is exercised in full) after deduction of estimated offering expenses and the underwriting discounts. The Company will use the net proceeds to continue its theatre acquisition and construction program and for general corporate purposes. Although the Company, in the ordinary course of business, continually evaluates prospective acquisition candidates, the Company is not presently engaged in formal negotiations relating to acquisitions nor is it a party to any agreements for future acquisitions. At September 30, 1994, the Company had 64 screens under construction and plans to construct 100 to 150 screens annually over the next several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Pending the uses described above, the net proceeds from the sale of the Class A Common Stock offered hereby will be used by the Company to reduce indebtedness outstanding under the credit agreement entered into in May 1994 between the Company, the banks party thereto and Wachovia Bank of Georgia, N.A. as agent (the "Credit Agreement"); if such proceeds exceed the amount of such outstanding indebtedness, the balance will be invested in short-term liquid investments. The Credit Agreement provides a three-year $100 million revolving credit facility which may be used by the Company for working capital, acquisitions and general corporate purposes. Amounts repaid under the revolving credit facility may be reborrowed, subject to borrowing availability and certain other conditions. The revolving credit period expires on May 3, 1997 (subject to possible successive annual renewals upon the mutual consent of the Company and the lenders), at which time the facility converts to a four-year term loan as to the then outstanding principal balance. At September 30, 1994, $49.5 million was outstanding under the revolving facility, bearing interest at rates ranging from LIBOR plus .4375% to the base rate (as defined in the Credit Agreement). The outstanding indebtedness under the Credit Agreement was incurred to repay certain indebtedness associated with the Company's acquisition of Westwynn and to fund the May 1994 acquisitions of assets from Cinema World and General Cinema Corp. of Louisiana. See "Business."

                      PRICE RANGE OF CLASS A COMMON STOCK
                              AND DIVIDEND POLICY

     The Class A Common Stock began trading on the New York Stock Exchange on December 23, 1992 under the symbol "CKE." Prior to that date, the Class A Common Stock was traded in the over-the-counter market and was reported on the NASDAQ National Market System under the symbol "CMIKA." The following table sets forth, on a per share basis, for the respective periods indicated the high and low sale prices for the Class A Common Stock as reported on the New York Stock Exchange and the high and low bid quotations of the Class A Common Stock as reported on the NASDAQ National Market System, as the case may be.

                                                                               HIGH       LOW
                                                                               ----       ---
1992:
  First Quarter..............................................................  $15  1/2   $12 1/2
  Second Quarter.............................................................   17         14
  Third Quarter..............................................................   16  1/4    10 3/4
  Fourth Quarter.............................................................   15  1/2    10 1/2
1993:
  First Quarter..............................................................   14  7/8    12 7/8
  Second Quarter.............................................................   16  3/8    14 1/4
  Third Quarter..............................................................   19  1/2    15
  Fourth Quarter.............................................................   20  3/4    15 5/8
1994:
  First Quarter..............................................................   19  1/8    16 3/8
  Second Quarter.............................................................   22  3/8    17 3/8
  Third Quarter..............................................................   23  1/4    16 5/8
  Fourth Quarter (through October 21, 1994)..................................   24  3/8    21 3/4

     On October 21, 1994, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $23 3/8 per share.

     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the business; therefore, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The declaration and payment of dividends in the future is within the discretion of the Board of Directors and is subject to many considerations, including covenants in debt instruments, operating results, business and capital requirements and other factors. Pursuant to various debt instruments, the Company is subject to certain restrictions on the payment of dividends. For a description of the dividend rights of the holders of the two classes of the Company's Common Stock, see "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1994 on an actual basis and as adjusted to give effect to the issuance and sale of 2,500,000 shares of Class A Common Stock by the Company and the application of the estimated net proceeds therefrom (assumed to be $55 million) as set forth under "Use of Proceeds."

                                                                          SEPTEMBER 30, 1994
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt and capital lease obligations...  $  8,935     $  8,935
                                                                         --------     --------
Long-term debt:
  Revolving credit and term loan agreement(1)..........................    49,500            0
  Capitalized lease obligations........................................    16,964       16,964
  Industrial revenue bonds.............................................     2,972        2,972
  Senior notes.........................................................   118,182      118,182
  Other indebtedness...................................................     4,285        4,285
                                                                         --------     --------
          Total long-term debt.........................................   191,903      142,403
                                                                         --------     --------
Shareholders' equity (2):
  Class A Common Stock, par value $.03, authorized 15,000,000 shares,
     issued 7,022,101 shares, 9,352,101 shares as adjusted(3)..........       211          281
  Class B Common Stock, par value $.03, authorized 5,000,000 shares,
     issued and outstanding 1,420,700 shares...........................        43           43
  Paid-in capital......................................................    42,886       96,922
  Retained earnings....................................................    68,457       68,457
  Treasury stock, 170,000 shares and 0 shares, respectively, of Class A
     Common Stock, at cost.............................................      (914)           0
                                                                         --------     --------
          Total shareholders' equity...................................   110,683      165,703
                                                                         --------     --------
          Total capitalization.........................................  $311,521     $317,041
                                                                         ========     ========

- ---------------

(1) As of October 24, 1994, the Company's debt under its Credit Agreement was $52,000,000, an increase of $2,500,000 over such debt at September 30, 1994.
(2) The Company also has authorized 1,000,000 shares of Preferred Stock, none of which is issued or outstanding.
(3) In addition to issued and outstanding shares of Class A Common Stock, at September 30, 1994, there were reserved for issuance (i) 1,420,700 shares issuable upon conversion of the outstanding Class B Common Stock, (ii) 100,000 shares issuable upon conversion of a zero coupon convertible subordinated note (the "Convertible Note") issued in connection with the Westwynn acquisition, and (iii) 274,850 shares issuable upon exercise of options outstanding under the Company's Stock Option Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following table sets forth selected consolidated financial data of the Company for the periods and dates indicated. The selected income statement and balance sheet data for the five years ended December 31, 1993 are derived from financial statements which have been audited by Ernst & Young LLP, independent auditors. The information for the nine months ended September 30, 1993 and 1994 is unaudited. In the opinion of the Company, the information for the interim periods ended September 30, 1993 and 1994 reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Company for such periods. The interim results are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1994. The unaudited pro forma financial information of the Company as of and for the year ended December 31, 1993 and for the interim period ended September 30, 1994 has been adjusted to give effect to the acquisitions of Westwynn and Cinema World as set forth below in footnote 11. Such pro forma information does not purport to represent what the Company's results of operations would have been had these acquisitions occurred on the dates presented or to project the Company's financial position or results of operations for any future period. The historical financial data set forth below is qualified in its entirety by reference to the Company's Consolidated Financial Statements and the Notes thereto, incorporated by reference in this Prospectus.

                                                                                                   NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                           ----------------------------------------------------   -------------------
                                           1989(1)    1990(2)    1991(3)    1992(4)    1993(5)    1993(5)    1994(6)
                                           --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
  Revenues:
    Admissions...........................  $ 64,996   $ 86,378   $ 99,110   $119,408   $167,294   $121,684   $172,976
    Concessions and other................    34,448     41,042     46,686     52,570     74,504     54,716     71,540
                                           --------   --------   --------   --------   --------   --------   --------
         Total revenues..................    99,444    127,420    145,796    171,978    241,798    176,400    244,516
  Operating Expenses:
    Film rentals.........................    32,820     43,381     48,635     58,671     83,635     59,548     84,451
    Concession costs.....................     5,327      6,203      6,575      7,815      9,406      7,099      9,557
    Other theatre operating costs........    35,244     47,998     57,790     68,718     93,737     67,157     94,292
    General and administrative...........     3,239      3,674      3,828      3,897      4,710      3,550      3,680
    Depreciation and amortization........     5,342      7,612      9,437     11,134     16,255     11,874     17,146
                                           --------   --------   --------   --------   --------   --------   --------
         Total operating expenses........    81,972    108,868    126,265    150,235    207,743    149,228    209,126
                                           --------   --------   --------   --------   --------   --------   --------
         Operating income................    17,472     18,552     19,531     21,743     34,055     27,172     35,390
  Interest expense.......................     6,927      8,038      9,914     11,623     14,282     10,412     12,804
                                           --------   --------   --------   --------   --------   --------   --------
         Income before income taxes......    10,545     10,514      9,617     10,120     19,773     16,760     22,586
  Income taxes...........................     4,304      4,221      3,902      4,008      7,912      6,704      9,034
                                           --------   --------   --------   --------   --------   --------   --------
         Net income(7)...................  $  6,241   $  6,293   $  5,715   $  6,112   $ 11,861   $ 10,056   $ 13,552
                                           =========  =========  =========  =========  =========  =========  =========
  Earnings per common share(7)...........  $   1.00   $   0.84   $   0.75   $   0.80   $   1.50   $   1.28   $   1.65
  Weighted average shares outstanding....     7,522      7,491      7,648      7,672      7,917      7,881      8,004
OPERATING DATA:
  Theatres (at end of period)............       228        263        265        302        409        385        444
  Screens (at end of period).............       813        979      1,033      1,215      1,701      1,563      1,906
  Average screens per theatre (at end of
    period)..............................       3.6        3.7        3.9        4.0        4.2        4.1        4.3
  Total attendance (in thousands)........    21,767     26,215     29,126     34,415     45,493     33,294     44,705
  Operating cash flow (in
    thousands)(8)........................  $ 22,814   $ 26,164   $ 28,968   $ 32,877   $ 50,310   $ 39,046   $ 52,536
  Theatre level cash flow (in
    thousands)(9)........................  $ 26,053   $ 29,838   $ 32,796   $ 36,774   $ 55,020   $ 42,596   $ 56,216
  General and administrative expenses as
    a percentage of revenues.............       3.3%       2.9%       2.6%       2.3%       1.9%       2.0%       1.5%
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and short-term investments........  $ 15,182   $ 30,423   $ 23,962   $ 32,105   $ 32,653   $ 45,644   $  9,767
  Total assets...........................   134,895    178,670    184,058    230,291    327,024    318,033    357,003
  Total long-term debt(10)...............    85,104     94,022     91,605    120,234    180,636    179,865    191,903
  Shareholders' equity...................    32,770     63,329     69,177     75,728     93,856     91,576    110,683

                                                                           PRO FORMA(11)
                                                                  --------------------------------
                                                                   YEAR ENDED    NINE MONTHS ENDED
                                                                  DECEMBER 31,     SEPTEMBER 30,
                                                                    1993(5)           1994(6)
                                                                  ------------   -----------------
INCOME STATEMENT DATA:
  Revenues:
     Admissions.................................................    $209,367         $ 181,800
     Concessions and other......................................      91,089            76,119
                                                                  ------------   -----------------
          Total revenues........................................     300,456           257,919
  Operating Expenses:
     Film rentals...............................................      96,620            88,551
     Concession costs...........................................      10,534             9,969
     Other theatre operating costs..............................     130,291           100,855
     General and administrative.................................       4,881             3,725
     Depreciation and amortization..............................      20,325            17,898
     Provisions for theatre closing.............................         242                38
                                                                  ------------   -----------------
          Total operating expenses..............................     262,893           221,036
                                                                  ------------   -----------------
          Operating income......................................      37,563            36,883
  Interest expense..............................................      17,057            13,458
                                                                  ------------   -----------------
          Income before income taxes............................      20,506            23,425
  Income taxes..................................................       8,205             9,370
                                                                  ------------   -----------------
          Net income(7).........................................    $ 12,301         $  14,055
                                                                  ============   =================
  Earnings per common share(7)..................................    $   1.53         $    1.72
  Weighted average shares outstanding...........................       8,063             8,190
OPERATING DATA:
  Theatres (at end of period)...................................         447               444
  Screens (at end of period)....................................       1,877             1,906
  Average screens per theatre (at end of period)................         4.2               4.3
  Total attendance (in thousands)...............................      55,706            46,752
  Operating cash flow (in thousands)(8).........................    $ 57,888         $  54,781
  Theatre level cash flow (in thousands)(9).....................    $ 63,011         $  58,544
  General and administrative expenses as a percentage of
     revenues...................................................         1.6%              1.4%

- ---------------

 (1) Effective December 1, 1989, the Company purchased certain assets consisting of 24 multi-screen theatres (116 screens) from Consolidated Theatres, Inc. Income statement data includes the operating results of this acquisition since the effective date of acquisition.
 (2) Effective June 8, 1990, the Company purchased certain assets consisting of 24 multi-screen theatres (96 screens) from Plitt Theatres, Inc. Effective June 28, 1990, the Company purchased certain assets consisting of 9 multi-screen theatres (41 screens) from United Artists Theatre Circuit, Inc. Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (3) Effective May 24, 1991, the Company purchased certain assets consisting of 8 multi-screen theatres (45 screens) from American Multi-Cinema, Inc. Income statement data includes the operating results of this acquisition since the effective date of acquisition.
 (4) In separate transactions in 1992, the Company acquired certain assets as follows:

                                                             NUMBER OF
                                                         ------------------
                            SELLER                       THEATRES   SCREENS   EFFECTIVE DATE
        -----------------------------------------------  --------   -------   --------------
        Plitt Theatres, Inc............................     14         57     May 22, 1992
        American Multi-Cinema, Inc.....................      5         32     May 22, 1992
        Resources Financial............................      5         17     June 5, 1992
        Cinamerica Theatres, L.P.......................     16         60     Nov. 18, 1992

     Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.

 (5) Effective August 29, 1991, the Company along with certain former shareholders of Excellence and certain other investors formed Westwynn. Westwynn then acquired substantially all the assets, interests and rights and assumed certain defined liabilities of Excellence. The Company accounted for its investment in Westwynn under the cost method until June 11, 1993. Effective June 11, 1993, the Company purchased the remaining interests in Westwynn that it did not already own. Westwynn operated 92 theatres (355 screens) on June 11, 1993. Effective November 18, 1993, the Company purchased certain assets consisting of 19 multi-screen theatres (80 screens) from Manos Enterprises, Inc. Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (6) Effective January 20, 1994, the Company purchased certain assets consisting of 6 multi-screen theatres (28 screens) from General Cinema Corp. of Georgia, General Cinema Corp. of Virginia and General Cinema Corp. of West Virginia. Effective May 20, 1994, the Company purchased certain assets consisting of 4 multi-screen theatres (20 screens) from General Cinema Corp. of Louisiana. Also effective May 20, 1994, the Company purchased certain assets consisting of 38 multi-screen theatres (176 screens) from Cinema World. Income statement data includes the operating results of these acquisitions since the respective effective dates of acquisition.
 (7) Excludes $390,000, or $.05 per share, cumulative effect of change in accounting for income taxes for the year ended December 31, 1993 and the nine month period ended September 30, 1993.
 (8) Operating cash flow is defined as operating income plus depreciation and amortization. Operating cash flow is not intended to represent cash flow from operations or any other measure of performance in accordance with GAAP. The Company believes that this is a useful statistic to investors in analyzing companies.
 (9) Theatre level cash flow represents total revenues less film rentals, concession costs and other theatre operating expenses. Theatre level cash flow is not intended to represent cash flow from operations or any other measure of performance in accordance with GAAP. The Company believes that this is a useful statistic to investors in analyzing companies in the motion picture exhibition industry.
(10) Less current maturities. Includes amounts outstanding under the Credit Agreement, senior notes, capital lease obligations and convertible subordinated debt.
(11) The pro forma income statement data for the year ended December 31, 1993 and for the nine month period ended September 30, 1994 give effect to the acquisition of the remaining interests in Westwynn (see footnote 5 above) and to the acquisition of assets from Cinema World as if the acquisitions had occurred at the beginning of the period. Pro forma results have not been presented for those acquisitions which were not significant during the year ended December 31, 1993 or the nine months ended September 30, 1994. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The adjustments to the historical data are as follows:
      (a) General and administrative costs were reduced to reflect the incremental amount of general and administrative costs Carmike estimates it would have incurred over the applicable time period.
      (b) Depreciation expense was adjusted to reflect depreciation based upon Carmike's allocation of the acquisition purchase prices.
      (c) Interest income has been adjusted to reflect the loss of interest income on investments used to fund the Westwynn acquisition.
      (d) Interest expense has been adjusted to reflect debt incurred or assumed on both acquisitions at borrowing rates of 4.5% to 5%.
      (e) Dividends received on preferred stock of Westwynn and management fees received from Westwynn were eliminated. Management fees paid by Westwynn to Carmike were also eliminated.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                COMPARISON OF THREE MONTHS AND NINE MONTHS ENDED
                   SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

RESULTS OF OPERATIONS

     Total revenues for the quarter ended September 30, 1994 increased 32.2% to $108,999,000 from $82,446,000 for the quarter ended September 30, 1993. This increase consists of a $19,837,000 increase in admissions and a $6,716,000 increase in concessions and other. The increases are attributed to additional revenues generated by the increased attendance resulting from the increased number of screens in operation as a result of the acquisitions in 1993 and 1994 (the "Acquisitions," as described in "Business -- Expansion History") and increases in admission and concession prices. Attendance for the quarter increased 28.7% and combined admission and concession prices increased 3.7%. On a same screen basis, attendance increased 3.6%.

     Total revenues for the nine months ended September 30, 1994 increased 38.6% to $244,516,000 from $176,400,000 for the nine months ended September 30, 1993. This increase consists of a $51,292,000 increase in admissions and a $16,824,000 increase in concessions and other. These increases are due primarily to the additional revenues generated by the increase in attendance resulting from the Acquisitions and increases in admission and concession prices. For the nine months ended September 30, 1994, attendance increased 34.3% above that for the nine months ended September 30, 1993 and for the same period, combined admission and concession prices increased 6.2%.

     Film rentals for the quarter ended September 30, 1994 increased 38.4% to $39,567,000 from $28,594,000 for the quarter ended September 30, 1993 primarily as a result of the additional admission revenues generated by the increase in the number of screens in operation as a result of the Acquisitions. As a percentage of admissions revenues, film rentals for the quarter ended September 30, 1994 increased to 51.2% from 49.7% for the quarter ended September 30, 1993 due to the quantity of popular films in the quarter ended September 30, 1994 which commanded higher percentage film rentals.

     Film rentals for the nine months ended September 30, 1994 increased 41.8% to $84,451,000 from $59,548,000. The dollar increase is due to additional film rentals being paid on the additional admission revenues discussed above. As a percentage of admission revenues, film rentals for the nine months ended September 30, 1994 decreased to 48.8% from 48.9% for the nine months ended September 30, 1993.

     Concession costs in the quarter ended September 30, 1994 increased to $4,358,000 from $3,772,000 for the quarter ended September 30, 1993 primarily as a result of the increased attendance due to the number of screens in operation. Concession costs as a percentage of concession revenues (concession and other revenues excluding other revenues) for the quarter ended September 30, 1994 decreased to 15.0% of concession revenues from 16.4% of concession revenues for the quarter ended September 30, 1993. This decrease reflects an increase in concession prices combined with a change in the mix of products sold in the third quarter.

     Concession costs for the nine months ended September 30, 1994 increased to $9,557,000 from $7,099,000 for the nine months ended September 30, 1993. The dollar increase is due to additional concession costs associated with theatres added in the Acquisitions. As a percentage of concession revenues (concession and other revenues excluding other revenues), concession costs decreased to 14.4% from 14.5%.

     Other theatre operating costs increased 27.6% for the quarter ended September 30, 1994 to $36,027,000 from $28,243,000 for the quarter ended September 30, 1993. As a percentage of total revenues, other theatre operating costs decreased to 33.1% of total revenues from 34.3% of total revenues. The dollar increase is due primarily to additional operating costs associated with the additional screens in operation, primarily from the Acquisitions. The percentage decrease reflects an increase in attendance on a same screen basis combined with increased prices, whereas certain fixed costs, primarily rent expense, or certain variable costs with a fixed cost component such as salaries, utilities and property taxes have not increased proportionately. Rent expense represented a larger percentage of operating costs in 1994 than in 1993. Excluding rent expense, cost of operations decreased to 23.6% of total revenues from 25.3% of total revenues.

     Other theatre operating costs for the nine months ended September 30, 1994 increased 40.4% to $94,292,000 from $67,157,000. The dollar increase is due to additional operating costs associated with the Acquisitions. As a percentage of total revenues, other theatre operating costs increased to 38.6% from 38.1%. The dollar increase is due primarily to additional operating costs associated with the additional screens in operation, whereas the percentage increase reflects a higher level of rent expense. Excluding rent expense, cost of operations decreased to 27.3% of total revenues from 28.0% of total revenues.

     General and administrative costs for the quarter ended September 30, 1994 increased 12.0% to $1,358,000 from $1,213,000 for the quarter ended September 30, 1993, primarily as a result of additional salary costs and decreased as a percentage of total revenues to 1.2% from 1.5%.

     General and administrative costs for the nine months ended September 30, 1994 increased 3.7% to $3,680,000 from $3,550,000 primarily as a result of additional salary costs. As a percentage of total revenues, general and administrative costs decreased to 1.5% from 2.0%.

     Depreciation and amortization for the quarter ended September 30, 1994 increased 37.2% to $6,212,000 from $4,529,000 and for the nine months ended September 30, 1994, increased 44.4% or $5,272,000 to $17,146,000 from
$11,874,000 due to the Acquisitions and additional depreciation on new screens added in 1994 and 1993 as part of the Company's internal expansion program.

     Interest expense for the quarter ended September 30, 1994 increased 9.8% to $4,338,000 from $3,952,000 due to additional debt incurred to finance the Acquisitions.

     Interest expense for the nine months ended September 30, 1994 increased 23.0% to $12,804,000 from $10,412,000 for the nine months ended September 30, 1993 due to the addition of Westwynn's debt effective June 11, 1993, plus debt incurred to finance the Acquisitions.

     Income taxes as a percentage of income before income taxes for the quarter and nine months ended September 30, 1994 remained constant at 40%.

     Net income for the quarter ended September 30, 1994 increased 41.1% to $10,284,000 from $7,286,000 and for the nine months ended September 30, 1994 increased 34.8% to $13,552,000 from $10,056,000, excluding cumulative effect of change in accounting for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's revenues are collected in cash, principally through box office admissions and theatre concessions. Because its revenues are received in cash prior to the payment of related expenses, the Company has an operating "float" which partially finances its operations.

     The Company's capital requirements arise principally in connection with new theatre openings and acquisitions of existing theatres and theatre circuits. New theatre openings typically are financed with internally generated cash flow, bank credit lines or under long-term leasing arrangements with developers. The Company currently has 64 screens under construction and plans to construct an additional 100 to 150 screens annually for the next several years.

     The Company believes that its presently anticipated capital needs for theatre construction and possible acquisitions will be satisfied by short-term investments on hand, borrowings under the Credit Agreement, additional bank financings, additional sale of debt and/or equity securities, private placements of debt, internally generated cash flow and, where appropriate, future lease financings. At October 20, 1994, the Company had approximately $8,800,000 in cash and short-term investments on hand and $48,000,000 was available under the Credit Agreement. After the reduction in indebtedness resulting from the application of the proceeds from this offering, the Company will have $100,000,000 available under its existing Credit Agreement.

                                    BUSINESS

     The Company is the second largest motion picture exhibitor in the United States, in terms of number of theatres and screens operated, and at September 30, 1994 operated 444 theatres with an aggregate of 1,906 screens located in 31 states. The Company operates in cities ranging in size from Silsbee, Texas with a population of approximately 7,700 to Nashville, Tennessee with a population of approximately 456,000. The Company generally targets film licensing zones in markets where the Company can become the sole or leading exhibitor. The Company is currently the sole exhibitor in approximately 60% of its film licensing zones and is the leading exhibitor in approximately 80% of its film licensing zones. In the year ended December 31, 1993, aggregate attendance at the Company's theatres was approximately 45.5 million. The following table provides certain information about the Company's theatre operations as of September 30, 1994:

                                                                                             SCREENS PER
                                              THEATRES                                         THEATRE
                                          ----------------      TOTAL       PERCENT OF       -----------
                 STATE                    OWNED     LEASED     SCREENS     TOTAL SCREENS     1-3     4+
- ----------------------------------------  -----     ------     -------     -------------     ---     ---
Alabama.................................     3         26         154            8.1%          8      21
Arkansas................................     0          2          15            0.8           0       2
Colorado................................     1          9          46            2.4           4       6
Florida.................................     1          2          11            0.6           1       2
Georgia.................................     8         10         100            5.2           6      12
Idaho...................................     0         11          26            1.4           9       2
Illinois................................     0          3           8            0.4           2       1
Iowa....................................     1         20         104            5.5           6      15
Kentucky................................     1          4          23            1.2           1       4
Louisiana...............................     2          2          20            1.0           1       3
Maryland................................     0          1           3            0.2           1       0
Minnesota...............................     0         13          48            2.5           7       6
Montana.................................     1         14          59            3.1           8       7
Nebraska................................     0          5          17            0.9           2       3
New Mexico..............................     1          0           2            0.1           1       0
North Carolina..........................    17         63         310           16.3          44      36
North Dakota............................     0          3          15            0.8           1       2
New York................................     0          1           8            0.4           0       1
Ohio....................................     0          8          36            1.9           3       5
Oklahoma................................     3         14          60            3.1           9       8
Pennsylvania............................     0         38         162            8.5          12      26
South Carolina..........................     8         15          99            5.2          14       9
South Dakota............................     1          3          23            1.2           1       3
Tennessee...............................     9         34         214           11.2          15      28
Texas...................................     3         28         115            6.0          13      18
Utah....................................     1         10          36            1.9           5       6
Virginia................................     2         14          75            3.9           6      10
Washington..............................     0          3           3            0.2           3       0
Wisconsin...............................     0         14          64            3.4           4      10
West Virginia...........................     0          6          33            1.7           2       4
Wyoming.................................     0          5          17            0.9           3       2
                                          -----     -----      ------      ---------         ---     ---
                                            63        381       1,906          100.0%        192     252
                                          =====     =====      ======      =========         ===     ===

INDUSTRY OVERVIEW

     According to data published by the National Association of Theatre Owners ("NATO"), the domestic theatre exhibition industry is comprised of approximately 400 exhibitors, approximately 120 of which operate ten or more screens. There has been significant consolidation in the industry since 1986, and management believes that this trend will continue. From December 1985 to May 1994, the top ten motion picture exhibitors increased their control of theatres in the United States from 27% to 49%. From 1986 through 1993 the number of indoor screens in operation in the United States increased from 19,947 to 24,887, according to the 1993 economic survey released by the Motion Picture Association of America ("MPAA"). Admission revenues increased from approximately $3.8 billion to approximately $5.2 billion over the same period.

     Theatrical exhibition is the primary initial distribution channel for new motion picture releases. Management believes that the emergence of new forms of delivery systems, such as home video and network, syndicated and pay television, has not adversely affected attendance at motion picture theatres. Management further believes that the success of a movie in such other follow-on delivery systems is largely dependent on its successful theatrical release. In addition, management believes that, to date, the proliferation of distribution channels, home video in particular, has enhanced the value of film product, resulting in additional film product for exhibition. Management believes that the public will continue to recognize the advantages of viewing a movie on a large screen with superior audio-visual quality as a shared experience in a public forum and that alternative delivery systems do not provide an experience comparable to the out-of-home entertainment experience of attending a movie in a theatre.

     Admission revenue of approximately $5.2 billion in 1993 was a record for the industry. In addition, attendance has exceeded 1.0 billion during each of the past 14 years. In 1993, the number of patrons attending theatres in North America totalled approximately 1.24 billion people. Previously reported attendance data released by the MPAA has recently been revised following an in-depth study conducted by the MPAA in conjunction with NATO. Annual industry attendance and total admission revenues for the past eight years as determined by the MPAA are as follows (in billions):

                                                          ANNUAL INDUSTRY        TOTAL ADMISSION
                           YEAR                             ATTENDANCE               REVENUES
    --------------------------------------------------  -------------------     ------------------
    1986..............................................          1.02                  $ 3.78
    1987..............................................          1.09                    4.25
    1988..............................................          1.09                    4.46
    1989..............................................          1.26                    5.03
    1990..............................................          1.19                    5.02
    1991..............................................          1.14                    4.80
    1992..............................................          1.17                    4.87
    1993..............................................          1.24                    5.15

     The MPAA study shows that the actual average ticket price was $4.14 in 1993 and that ticket prices increased at a lower rate than increases in the cost of living. In the last five years, the average ticket price has increased approximately 4%, according to figures released by NATO, compared to the U.S. Consumer Price Index which increased by approximately 16.5% during the same period. The Company believes that movie exhibition is priced competitively relative to other out-of-home entertainment options, such as music concerts, sporting events and live theatre.

     The Company believes that production of feature films will continue to increase as a result of increasing demand for film product. Increasing demand is evidenced by the growth of the theatre exhibition industry outside of the United States and Canada and the evolution of the "information super highway," which will require increasing amounts of feature film product to fill the programming requirements of the expected 500 channel universe. This increased demand is currently being met by an increase in production of feature films by the seven major studios, which are scheduled to release 151 pictures in 1994 compared to 107 in 1991. Moreover, the emergence of stronger and better capitalized independent producers and distributors, such as Savoy Pictures, Gramercy Pictures, Turner Pictures (which includes New Line Cinemas and Castle Rock Entertainment) and the newly formed partnership among Jeffrey Katzenberg, Steven Spielberg and David

Geffen, should strengthen the film production industry. The Company believes that an increased supply of feature films should positively affect its box office and concession revenues.

BUSINESS STRATEGY

     The Company pursues a growth strategy of selectively acquiring and building theatres and implements an operating strategy of centralized management of multi-screen theatres. As a result of these business strategies, from 1987 to 1993, revenues have grown from $84 million to $242 million and operating cash flow has grown from $17 million to $50 million. Over the same period, the Company has been able to maintain its operating cash flow margins within a range of 19% to 23% while increasing revenues 187%.

     GROWTH STRATEGY. The following are the key elements of the Company's growth strategy:

     - Selectively Acquire Theatres. Carmike has added 1,374 screens through acquisitions since its initial public offering in 1986. The Company believes that it can continue to acquire motion picture theatre operators at favorable prices and, by implementing the Company's operating strategy, improve profitability and operating margins at acquired properties. The Company intends to make further acquisitions if such properties continue to become available.

     - Build New Theatres and Add Screens to Existing Theatres. The Company has constructed 322 screens since its initial public offering in 1986. The Company currently has 64 screens under construction and plans to construct an additional 100 to 150 screens annually for the next several years. Management focuses on developing new theatres and adding screens to existing theatres in markets that it believes are under-screened relative to market demand. The Company also anticipates that all of its new theatres will house eight or more screens. In addition, Carmike continually upgrades its existing theatres to reflect market needs and to improve competitiveness with other theatre operators as well as other media. By selectively adding screens, management believes that it can improve profitability through enhanced rotation of films from larger to smaller auditoriums, increased leverage of concession areas and increased staffing efficiency. Whenever the Company adds screens, it generally refurbishes the entire theatre complex, including adding THX(R) sound and renovating the lobby and concession area.

     OPERATING STRATEGY. The following are the key elements of the Company's operating strategy:

     - Dominant Operator in Target Markets. The Company typically targets markets in which it can achieve a dominant position as the sole or leading motion picture exhibitor. The Company is currently the sole exhibitor in approximately 60% of the film licensing zones in which it operates and is the leading exhibitor in approximately 80% of the film licensing zones in which it operates. Management believes that this dominant market position enables the Company to achieve a significant competitive advantage with respect to film bookings.

     - Centralized Revenue and Expense Control. By developing sophisticated internal controls and its MIS, the Company has reduced administrative and operating expenses as a percentage of total revenues and has achieved operating cash flow margins which compare favorably with other major motion picture exhibitors. Using its MIS, the Company can closely monitor and manage ticket and concession revenues and cost components, including staffing, on a daily basis. The MIS and other cost control measures have allowed the Company to centralize certain functions through its corporate office, including film licensing and concession purchasing. Since the initial public offering in 1986, the number of screens has increased from 436 to 1,906, while general and administrative costs as a percentage of revenues have decreased from 4.7% for the fiscal year ended 1986 to 1.5% for the nine months ended September 30, 1994.

     - Leadership in Motion Picture Exhibition. As a result of its growth, the Company has evolved from being a leading exhibitor in the Southern United States to become a national exhibitor, with operations primarily in the Southern, Mid-Western, Mid-Atlantic and Western regions of the United States. This national leadership, combined with the Company's dominance in a majority of the film licensing zones in which it operates, gives the Company significant negotiating power with respect to film distributors and concession suppliers.

     - Concentration on Multi-Screen Theatres. Approximately 99% of the Company's screens are located in multi-screen theatres. By pursuing a multi-screen strategy, the Company believes that it achieves a large number of operational benefits, including: reduced revenue dependence on any single film; the ability to rotate films to smaller auditoriums in the same theatre as attendance decreases during the release life of the film; substantial operating efficiencies such as increased leverage of concession areas; and more efficient use of staff through staggered start times of films.

EXPANSION HISTORY

     Since its initial public offering in 1986, the Company has completed a series of acquisitions and has conducted an aggressive internal expansion program. During this time, Carmike has increased its number of screens from 436 to 1,906 as of September 30, 1994.

     The Company has a record of successfully integrating acquired theatres into its system and improving their profitability and operating margins, while incurring only slight increases in general and administrative costs. A summary of Carmike's major theatre acquisitions since its initial public offering is set forth in the following table:

DATE                                    SELLER                                  THEATRES   SCREENS
- -----   ----------------------------------------------------------------------  --------   -------
12/86   Essantee Theatres, Inc................................................     74        209
12/89   Consolidated Theatres Incorporated....................................     24        116
06/90   Plitt Theatres, Inc...................................................     24         96
06/90   United Artists Theatre Circuit, Inc...................................      9         41
05/91   American Multi-Cinema, Inc............................................      8         45
05/92   Plitt Theatres, Inc...................................................     14         57
05/92   American Multi-Cinema, Inc............................................      5         32
06/92   Resources Financial...................................................      5         17
11/92   Cinamerica Theatres, L.P..............................................     16         60
06/93   Westwynn Theatres, Inc.(1)............................................     92        355
11/93   Manos Enterprises, Inc................................................     19         80
01/94   General Cinema Corp. of Georgia, General Cinema Corp. of Virginia,
          General Cinema Corp. of West Virginia...............................      6         28
05/94   General Cinema Corp. of Louisiana.....................................      4         20
05/94   Cinema World, Inc.....................................................     38        176

- ---------------

(1) Effective August 29, 1991, the Company along with certain former shareholders of Excellence and certain other investors formed Westwynn. Westwynn then acquired substantially all the assets, interests and rights and assumed certain defined liabilities of Excellence. Effective June 11, 1993, the Company purchased the remaining interests in Westwynn that it did not already own.

     In addition to the acquisition of existing theatres, the Company has expanded its operations through building new theatres and adding screens to its existing theatres. Since its initial public offering in 1986, the Company has developed 322 screens through construction of new theatres and additions of screens to existing theatres. The Company periodically reviews the profitability of each of its theatres, especially those whose lease terms are about to expire, to determine whether to continue their operations.

OPERATIONS

     The Company's theatre operations are under the supervision of its Vice President -- General Manager and are divided into four geographic divisions, each of which is headed by a division manager. The division managers are responsible for implementing the Company's operating policies and supervising the Company's fourteen operating districts. Each operating district has a district manager who is responsible for overseeing the day-to-day operations of the Company's theatres. Corporate policy development, strategic planning, site selection and lease negotiation, theatre design and construction, concession purchasing, film licensing, advertising and financial and accounting activities are centralized at the corporate headquarters of the Company.

     Nearly all of the Company's 1,906 screens are located in multi-screen theatres, with over 88% of the Company's screens being located in theatres having three or more screens. The Company has increased its average number of screens per theatre from 2.8 in 1986 to 4.3 in 1994, and management intends to increase this ratio through the construction of larger multi-screen theatres. The Company anticipates that all of its new theatres will contain eight or more screens per theatre. Multi-screen theatres enable the Company to present a variety of films appealing to several segments of the movie-going public while serving patrons from common support facilities such as the box office, concession areas, restrooms and lobby. This strategy enhances attendance, utilization of theatre capacity and operating efficiencies (relating to theatre staffing, performance scheduling and space and equipment utilization), and thereby enhances revenues and profitability. Staggered scheduling of starting times minimizes staffing requirements for crowd control and box office and concession services while reducing congestion at the concession area.

     For the nine months ended September 30, 1994, Carmike derived approximately 27% of its revenues from concession sales. Margins on concession sales are significantly greater than those realized on ticket sales. Therefore, the ability to increase attendance and concession sales per patron has a positive impact on Carmike's operating earnings and margins.

     The Company relies upon advertisements and movie schedules published in newspapers to inform its patrons of film selections and show times. Newspaper advertisements typically are displayed in a single group for all of the Company's theatres located in the newspaper's circulation area. In addition, the Company utilizes radio spots and promotions to further market its films. Major distributors frequently share the cost of newspaper and radio advertising. The Company also exhibits previews of coming attractions and films presently playing on the Company's other screens in the same market area.

     The Company's proprietary computer system, I.Q. Zero(TM), which is presently installed in approximately 75% of its theatres (representing approximately 81% of its screens), allows Carmike to centralize most theatre-level administrative functions at its corporate headquarters, creating significant operating leverage. The Company is in the process of installing I.Q. Zero(TM) in its recently acquired theatres and plans to have the system in virtually all of its theatres. I.Q. Zero(TM) allows corporate management to monitor ticket and concession sales and box office and concession staffing on a daily basis. The Company's integrated MIS, centered around I.Q. Zero(TM), also coordinates payroll, tracks theatre invoices and generates operating reports analyzing film performance and theatre profitability. Accordingly, there is active communication between the theatres and corporate headquarters, which allows senior management to react to vital profit and staffing information on a daily basis and perform the majority of the theatre-level administrative functions, thereby enabling the theatre manager to focus on the day-to-day operations of the theatre. Management believes that its extensive use of computer systems will continue to allow the Company to expand significantly its number of screens with minimal increases in general and administrative expenses. For example, while the number of screens has increased from 436 since its initial public offering in 1986 to 1,906 at September 30, 1994, general and administrative costs as a percentage of revenues have decreased from 4.7% for the fiscal year ended 1986 to 1.5% for the nine months ended September 30, 1994.

     From time to time, the Company converts marginally profitable theatres to "Discount Theatres" for the exhibition of films that have previously been shown on a first-run basis. Increased attendance at these theatres following these conversions, combined with a lower film rental cost, has improved such theatres' operating profitability. At present, the Company operates 69 of its theatres as Discount Theatres. The Company also offers a discount ticket plan to attract groups of patrons.

     Carmike's average ticket price for the year ended December 31, 1993 was $3.68 and was well below the average ticket price for the industry of $4.14. Management expects to implement a gradual escalation in Carmike's admission charges commensurate with industry practices; however, the Company remains sensitive to a possible negative impact of over-aggressive pricing policies.

FILM LICENSING

     Carmike obtains licenses to exhibit films by directly negotiating with or, in rare circumstances, submitting bids to film distributors. The Company licenses films through its booking office located in Columbus, Georgia. The Company's Vice President -- Film, in consultation with the Company's President, directs the Company's motion picture bookings.

     Prior to negotiating or bidding for a film license, the Company's Vice President -- Film and film booking personnel evaluate the prospects for upcoming films. The criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected MPAA rating. Successful licensing depends greatly upon the availability of commercially popular motion pictures, knowledge of the tastes of residents in markets served by each theatre and insight into the trends in those tastes. The Company maintains a database that includes revenue information on films previously exhibited in its markets. This historical information is then utilized by the Company to match new films with particular markets so as to maximize revenues.

     Film licenses typically specify rental fees based on the higher of a gross box office receipts formula or an adjusted gross box office receipts formula. Under a gross box office receipts formula, the distributor receives a specified percentage of box office receipts, with the percentage declining over the term of the run. The Company's film rental fees typically begin at 60% of admission revenues and gradually decline to as low as 30% over a period of four to seven weeks. Under an adjusted gross box office receipts formula (commonly known as a "90/10" clause), the distributor receives a specified percentage (i.e., 90%) of the excess of box office receipts over a negotiated amount for house expenses. In addition, the Company is occasionally required to pay non-refundable guarantees of film rentals, to make advance payments of film rentals, or both, in order to obtain a license for a film. Although not specifically contemplated by the provisions of film licenses, the terms of film licenses generally are adjusted or renegotiated subsequent to exhibition of the film in relation to its success.

     Film licensing zones are geographic areas (generally encompassing a radius of three to five miles) established by film distributors where any given film is allocated to only one theatre within that area. In film licensing zones where the Company has little or no competition, the Company obtains film licenses by selecting a film from among those offered and negotiating directly with the distributor. In competitive film licensing zones, a distributor will either require the exhibitors in the zone to bid for a film or will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie and then that exhibitor will negotiate film rental terms directly with the distributor for the film. Over the past several years, distributors have generally used the allocation rather than the bidding process to license their films. When films are licensed through a bidding process, exhibitors compete for licenses based upon economic terms. The Company currently does not bid for films in any of its film licensing zones.

     The Company predominantly licenses "first-run" films. If a film has substantial remaining potential following its first-run, the Company may license it for a subsequent run (a "sub-run"). Although average daily sub-run attendance is often less than average daily first-run attendance, sub-run film cost is generally less than first-run film cost. Additionally, sub-runs enable the Company to exhibit a variety of films during periods in which there are few new releases.

     The Company's business is dependent upon the availability of marketable pictures and its relationships with distributors. While there are numerous distributors which provide quality first-run movies to the motion picture exhibition industry, seven major distributors accounted for approximately 86% of industry admission revenues during 1993 and 48 of the top 50 grossing films according to data published by NATO. No single distributor dominates the market. Disruption in the production of motion pictures by the major studios and/or independent producers or poor performance of motion pictures could have an adverse effect on the business of the Company. The Company licenses films from a number of distributors and believes that its relationships with distributors generally are satisfactory.

SEASONALITY

     The major film distributors generally release during the summer and holiday seasons, primarily Thanksgiving and Christmas, those films which they anticipate to be the most successful. Consequently, the Company has historically generated higher revenues during such periods.

COMPETITION

     The Company's operations are subject to varying degrees of competition with respect to licensing films, attracting patrons, obtaining new theatre sites or acquiring theatre circuits. In markets where it is not the sole exhibitor, the Company competes against regional and independent operators as well as the larger theatre circuit operators.

     The Company believes that the principal competitive factors with respect to film licensing include licensing terms, the seating capacity, location and prestige of an exhibitor's theatres, the quality of projection and sound at the theatres and the exhibitor's ability and willingness to promote the films. The competition for patrons is dependent upon factors such as the availability of popular films, the location of the theatres, patron comfort, the quality of projection and sound and the ticket prices. The Company believes that its admission prices are competitive with admission prices of competing theatres.

     The Company's theatres face competition from a number of motion picture exhibition delivery systems, such as pay television, pay-per-view and home video systems. The impact of such delivery systems on the motion picture exhibition industry is difficult to determine precisely, and there can be no assurance that existing or future delivery systems will not have an adverse impact on attendance. The Company believes that its strongest competition is from other forms of entertainment competing for the public's outside-the-home leisure time and disposable income.

EMPLOYEES

     At September 30, 1994, Carmike had 6,922 employees. Seventy of the Company's employees are covered by collective bargaining agreements. The Company considers its relations with its employees to be good.

PROPERTIES

     At September 30, 1994, of the 444 theatres operated by the Company, 60 were owned by the Company, 298 were leased pursuant to building leases, 79 were leased pursuant to ground leases, and seven were subject to shared ownership or shared leasehold interests with various unrelated third parties. The Company's leases are generally entered into on a long-term basis. The Company believes that its theatres are in good condition.

     The Company owns its headquarters building in Columbus, Georgia. It occupies approximately 30,000 square feet of this modern five-story building, which has approximately 48,500 square feet. Remaining space in the building is fully leased. The Company's interest in the building is encumbered by a Deed to Secure Debt and Security Agreement in favor of the Downtown Development Authority of Columbus, Georgia.

     The Company also owns and occupies a four-story building in Columbus, Georgia that has approximately 48,000 square feet. The Company uses this building for storage and refurbishment of surplus theatre equipment.

REGULATORY ENVIRONMENT

     The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Certain consent decrees resulting from such cases bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including the Company, on a theatre-by-theatre basis. Consequently, exhibitors such as the Company cannot assure themselves of a supply of motion pictures by entering into long-term arrangements with major distributors but must compete for licenses on a film-by-film and theatre-by-theatre basis.

     The Federal Americans With Disabilities Act (the "Disabilities Act") prohibits discrimination on the basis of disability in public accommodations and employment. The Disabilities Act became effective as to public accommodations in January 1992 and as to employment in July 1992. Because of the recent effectiveness of the Disabilities Act and the absence of comprehensive regulations thereunder, the Company is unable to predict precisely the extent to which the Disabilities Act will impact the Company. However, the Company currently constructs new theatres to be accessible to the disabled and believes that it is otherwise in substantial compliance with all current applicable regulations relating to accommodations for the disabled. The Company intends to comply with future regulations relating to accommodating the needs of the disabled, and the Company does not currently anticipate that such compliance will require the Company to expend substantial funds.

LEGAL PROCEEDINGS

     From time to time the Company is involved in routine litigation and proceedings in the ordinary course of business. Currently, the Company does not have pending any litigation or proceedings that management believes will have a material adverse effect, either individually or in the aggregate, upon the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

            NAME              AGE                            POSITION
- ----------------------------  ---   ----------------------------------------------------------
C. L. Patrick...............  75    Chairman of the Board of Directors
Michael W. Patrick..........  44    President, Chief Executive Officer and Director
John O. Barwick, III........  45    Vice President -- Finance, Treasurer and Chief Financial
                                    Officer
Carl L. Patrick, Jr.........  48    Director
John W. Jordan, II..........  45    Director
Carl E. Sanders.............  69    Director
David W. Zalaznick..........  40    Director
Larry M. Adams..............  51    Vice President -- Information Systems and Secretary
Prentiss Lamar Fields.......  39    Vice President -- Development
Marilyn Grant...............  47    Vice President -- Advertising
Anthony J. Rhead............  53    Vice President -- Film
H. Madison Shirley..........  42    Vice President -- Concessions
Fred W. Van Noy.............  37    Vice President -- General Manager

     The following is a brief description of the business experience of the directors and executive officers of the Company for at least the past five years. For purposes of this description, references to the Company include the Company's predecessor, the Martin Theatres circuit.

     C. L. Patrick has served as Chairman of the Board of Directors of the Company since April 1982. He joined the Company in 1945, became its General Manager in 1948 and served as President of the Company from 1969 to 1970. Mr. Patrick served as President of Fuqua from 1970 to 1978, and as Vice Chairman of the Board of Directors of Fuqua from 1978 to 1982. Mr. Patrick is a director emeritus of Columbus Bank & Trust Company.

     Michael W. Patrick has served as President of the Company since October 1981 and as a director of the Company since April 1982. He joined the Company in 1970 and served in a number of operational and film booking and buying capacities prior to becoming President. Mr. Patrick is a director of Columbus Bank & Trust Company. He also serves as a director of the National Association of Theatre Owners of Georgia, the National Association of Theatre Owners of Alabama, the National Association of Theatre Owners of Tennessee, the National Association of Theatre Owners of North and South Carolina and the Will Rogers Institute.

     John O. Barwick, III joined the Company as Controller in July 1977 and was elected Treasurer in August 1981. In August 1982, he became Vice
President -- Finance of the Company. Prior to joining the Company, Mr. Barwick was a certified public accountant with Ernst & Ernst, a predecessor of the accounting firm of Ernst & Young LLP, from 1973 to 1977.

     Carl L. Patrick, Jr. has served as a director of the Company since April 1982. He was the Director of Taxes for the Atlanta, Georgia office of Arthur Young & Co., a predecessor of the accounting firm of Ernst & Young LLP, from October 1984 to September 1986. Previously, he was a certified public accountant with Arthur Andersen & Co. from 1976 to October 1984. Mr. Patrick served two terms as Chairman of the Board of Summit Bank Corporation and currently serves as a director of that company. Mr. Patrick is Co-Chairman of PGL Entertainment Corp.

     John W. Jordan, II has been a director of the Company since April 1982. He is a co-founder and managing partner of The Jordan Company, which was founded in 1982. Mr. Jordan is a managing partner of Jordan/Zalaznick Capital Company and Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. From 1973 until 1982, he was a Vice President of Carl Marks & Company, a New York investment banking company. Mr. Jordan is a director of Jones Plumbing Systems, Inc. and Leucadia National Corporation, as well as the companies in which The Jordan Company holds investments.

     Carl E. Sanders has been a director of the Company since April 1982. He is engaged in the private practice of law as Chairman of Troutman Sanders, an Atlanta, Georgia law firm. Mr. Sanders is a director of The Actava Group, Inc., First Union Corporation of Georgia and Healthdyne, Inc.

     David W. Zalaznick has served as a director of the Company since April 1982. He is a co-founder and general partner of The Jordan Company, a managing partner of Jordan/Zalaznick Capital Company and a director of Jordan Industries, Inc. From 1978 to 1980, he worked as an investment banker with Merrill Lynch White Weld Capital Markets Group and, from 1980 until the formation of The Jordan Company in 1982, Mr. Zalaznick was a Vice President of Carl Marks & Company. Mr. Zalaznick is a director of Jones Plumbing Systems, Inc., Custom Chrome, Inc., American Safety Razor Company, Cookies USA, Inc. and NewFlo Corp., as well as the companies in which The Jordan Company holds investments.

     Larry M. Adams joined the Company as Data Processing Manager in July 1973. In August 1982 he became Vice President -- Information Systems and in August 1988 he became Secretary of the Company.

     Prentiss Lamar Fields joined the Company in January 1983 as Director of Real Estate. He served in this position until 1985 when he was elected to his present position as Vice President -- Development.

     Marilyn Grant joined the Company in 1975 as a bookkeeper. She served as the Advertising Coordinator from 1984 to 1985 and became the Director of Advertising in 1985. In August 1990, she was elected to her present position as Vice President -- Advertising.

     Anthony J. Rhead joined the Company in June 1981 as manager of the booking office in Charlotte, North Carolina. Since July 1983, Mr. Rhead has been Vice President -- Film of the Company. Prior to joining the Company he worked as a film booker for Plitt Theatres, Inc. from 1973 to 1981.

     H. Madison Shirley joined the Company in 1976 as a theatre manager. He served as a District Manager from 1983 to 1987 and as Director of Concessions from 1987 until 1990. He was elected to his present position as Vice President -- Concessions in 1990.

     Fred W. Van Noy joined the Company in 1975. He served as a District Manager from 1984 to 1985 and as Western Division Manager from 1985 to 1988, when he was elected to his present position as Vice President -- General Manager.

     Messrs. Michael W. Patrick and Carl L. Patrick, Jr. are the sons of Mr. C.
L. Patrick.

     In April 1982, C. L. Patrick entered into an employment agreement with the Company with respect to his services as Chairman of the Board. This agreement, as restated and amended on January 1, 1990, provides a base annual salary of $200,000 with annual cost of living adjustments. Such cost of living adjustments have resulted in a base annual salary of $269,000 for C. L. Patrick effective August 1, 1994. Effective as of January 1, 1993, Michael W. Patrick entered into an employment agreement with the Company with respect to his services as Chief Executive Officer. This agreement provides a base annual salary of $500,000, with annual cost of living adjustments. Each agreement provides for a three-year term which is automatically extended each year after the first year for an additional year unless either party gives written notice of termination within 30 days prior to the anniversary date of such agreement. These agreements also provide during their terms for a death benefit equal to one year's salary, as well as for reimbursement of business-related expenses.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 15,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As described below, the Class A Common Stock has one vote per share, and the Class B Common Stock has ten votes per share. Members of the Patrick Family beneficially own an aggregate of 1,420,700 shares of Class B Common Stock, constituting all of the outstanding shares of such stock, and 124,791 shares of Class A Common Stock. The voting power of the Patrick Family is currently approximately 68.1% of the combined voting power of the Common Stock and will be approximately 60.8% upon completion of this offering (if the Underwriters' over-allotment option is not exercised). If any holder of Class B Common Stock elects to convert such shares to Class A Common Stock, the individual voting power of each of the other holders of the remaining Class B Common Stock would be increased, although the aggregate voting power of the holders of the remaining Class B Common Stock would be decreased. See "Description of Common Stock."

     As a result of its ownership of the Company's Class B Common Stock, the Patrick Family is able to elect all of the directors of the Company and can thereby direct or substantially influence the Company's affairs and policies, as long as it holds Class B Common Stock representing more than 50% of the voting power of the Common Stock. In addition, such holders of Class B Common Stock have the ability to determine the outcome of matters submitted to stockholders for approval, including acquisitions, mergers, consolidations and similar extraordinary transactions requiring a vote of stockholders (other than actions which require separate votes of the Class A Common Stock and Class B Common Stock, including amendments to the provisions of the Restated Certificate relating to the Company's capitalization and future issuances of Class B Common Stock except in connection with stock dividends or stock splits). The voting rights of the Class B Common Stock may make the Company less attractive as the potential target of a hostile tender offer or other proposal to acquire the stock or business of the Company, and merger proposals might be rendered more difficult, even if such actions would be in the best interests of the holders of the Class A Common Stock.

DESCRIPTION OF COMMON STOCK

     Except as described below under "Voting," "Dividends and Other Distributions (Including Distributions Upon Liquidation of the Company)," and "Transferability; Convertibility of Class B Common Stock," the Class A Common Stock and the Class B Common Stock are identical to each other. The following summary does not purport to be a complete description of the provisions of the Certificate of Incorporation with respect to the Class A Common Stock and the Class B Common Stock and is qualified in its entirety by reference to the Certificate of Incorporation.

     Voting. Each share of Class A Common Stock entitles the holder thereof to one (1) vote per share on all matters on which stockholders are entitled to vote, including election of directors. Each share of Class B Common Stock entitles the holder thereof to ten (10) votes per share on all such matters. There is no provision in the Certificate of Incorporation permitting cumulative voting. All actions submitted to a vote of stockholders will be voted upon by holders of Class A and Class B Common Stock voting together as a single class, except that a separate class vote is required on any additional issuances of Class B Common Stock (other than in connection with stock splits and stock dividends) and on any other matters on which Delaware law requires a class vote. Such matters include amendments of the Certificate of Incorporation to change the authorized number of shares of such class, to change the par value of the shares of such class, or to alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

     Dividends and Other Distributions (Including Distributions Upon Liquidation of the Company). Shares of the Class A Common Stock and the Class B Common Stock are entitled to dividends if, as and when such dividends may be declared by the Board of Directors out of assets or funds of the Company legally available therefor. No cash dividends may be paid on either class of the Common Stock unless a cash dividend is also paid on the other class, with each share of the Class B Common Stock entitled to a cash dividend equal to 85% of the cash dividend payable on each share of the Class A Common Stock. Delaware law requires a separate class vote by stockholders of the Company in order to amend the provisions of the Company's Certificate of Incorporation with respect to such cash dividend differential. If holders of Class A Common Stock receive shares of Class A Common Stock distributed in connection with stock dividends or stock splits, holders of Class B Common Stock will receive shares of Class B Common Stock in the same per-share proportion as holders of Class A Common Stock receive shares of Class A Common Stock. The two classes of Common Stock have identical rights in liquidation, notwithstanding the payment or nonpayment of previous cash dividends.

     Transferability; Convertibility of Class B Common Stock. The Class A Common Stock is freely transferable by the holder thereof. The Class B Common Stock is only transferable by a stockholder to or among principally such holder's spouse, certain of such holder's relatives, certain trusts established for their benefit, corporations and partnerships principally owned by such holders, their relatives and such trusts, and such holder's estate. If the Class B Common Stock is transferred to someone other than such permitted persons, it is immediately converted into Class A Common Stock. Accordingly, there is no trading market in the Class B Common Stock, and the Class B Common Stock is not listed or traded on any exchange or in any market.

     On the other hand, the Class B Common Stock is convertible at all times, and without cost to the stockholder, into Class A Common Stock on a share-for-share basis. Therefore, stockholders who desire to sell their shares of Class B Common Stock may convert those shares into an equal number of shares of Class A Common Stock and sell the shares of Class A Common Stock.

     Future Issuances of Class B Common Stock; Retirement of Class B Common Stock Upon Conversion. The Company may not issue any additional shares of Class B Common Stock without the approval of a majority of the votes of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class. The Company may, however, issue additional shares of Class B Common Stock in the event of any stock splits or stock dividends. All shares of Class B Common Stock received by the Company upon conversion thereof into Class A Common Stock will be retired and not reissued except as described above.

     Other. Stockholders of the Class A Common Stock and the Class B Common Stock do not have preemptive or other rights to subscribe for additional shares. No shares of either class are subject to redemption. The Board of Directors will continue to possess the power to issue shares of authorized but unissued Class A Common Stock and Preferred Stock without further stockholder action.

     The transfer agent for the Class A Common Stock is Columbus Bank & Trust Company. The Company acts as its own transfer agent for the Class B Common Stock.

DESCRIPTION OF PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 1,000,000 shares of Preferred Stock. The Company currently has no shares of Preferred Stock issued and outstanding.

     The Preferred Stock is issuable in one or more series, as determined by the Board of Directors. The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) whether dividends are payable on such series, and the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; and (vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock.

     It is not possible to state the actual effect of any future designations and issuances of the Preferred Stock upon the rights of holders of the Common Stock, either Class A or Class B, until the Board of Directors determines the specific rights of the holders of a series of the Preferred Stock. However, such effects might include (a) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (c) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (d) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. The availability of Preferred Stock which can be designated and issued in series provides desirable flexibility in connection with possible acquisitions and other corporate purposes. The opportunity of the Board to designate and issue series of Preferred Stock may provide a defensive mechanism to management to discourage or render more difficult transactions not supported by the Board designed to acquire control of the Company or remove its management. The Company is not aware of and, given the voting rights of the outstanding Class B Common Stock, does not anticipate any outside party contemplating any such transaction. The Company has no present plans to designate or issue any series of the Preferred Stock.

SHARES ELIGIBLE FOR SALE

     As of September 30, 1994, the Company had reserved for issuance 1,420,700 shares of Class A Common Stock issuable upon conversion of the outstanding Class B Common Stock, 100,000 shares of Class A Common Stock issuable upon conversion of the Company's Convertible Note and 274,850 shares of Class A Common Stock issuable upon exercise of options outstanding under the Company's Stock Option Plan. The Company and its directors and executive officers have agreed that they will not directly or indirectly for a period of 120 days following the date of this Prospectus, sell, offer to sell or contract to sell or otherwise dispose of any such Class A Common Stock. In addition, the Company currently has a registration statement effective under the Securities Act of 1933, as amended (the "Securities Act"), providing for the registration of 680,000 shares of Class A Common Stock (i) 330,000 of which were issued in connection with the Company's Westwynn acquisition, (ii) 250,000 of which were issuable upon the exercise of a warrant (the "Warrant") and (iii) 100,000 of which are issuable upon the conversion of the Company's outstanding Convertible Note. On September 22, 1994, the holder of the Warrant exercised it for shares of Class A Common Stock. None of the shares currently registered under the shelf registration are subject to any lock up or other agreement restricting the sale thereof. Sales of such Class A Common Stock in the public market could have an adverse affect on the market price of the Class A Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase the aggregate number of shares of Class A Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Class A Common Stock offered hereby if any such shares are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
- ----------------------------------------------------------------------------------  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................  [        ]
The Robinson-Humphrey Company, Inc................................................  [        ]
                                                                                    ---------
             Total................................................................  2,500,000
                                                                                    =========

     The Representatives of the Underwriters have advised the Company that they propose initially to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of $       per share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 375,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Class A Common Stock to be purchased by it shown in the foregoing table is of the 2,500,000 shares of Class A Common Stock initially offered hereby.

     The Company and its directors and executive officers have agreed that they will not, directly or indirectly for a period of 120 days following the date of this Prospectus, sell, offer to sell, contract to sell, grant any option for the sale of, or otherwise dispose of, any shares of Class A Common Stock, other equity securities of the Company or any securities convertible into or exercisable or exchangeable for any shares of Class A Common Stock or other equity securities without the prior written consent of Merrill Lynch.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Troutman Sanders, Atlanta, Georgia, counsel for the Company, and certain legal matters with respect to the shares will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Carl E. Sanders, a partner in Troutman Sanders, is a director of the Company and the beneficial owner of 72,500 shares of Class A Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of Carmike Cinemas, Inc. included in this Prospectus and Registration Statement or incorporated by reference in Carmike Cinemas, Inc.'s Annual

Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Cinema World Companies as of December 30, 1993, and for the year then ended, appearing in Carmike Cinemas, Inc.'s Current Report on Form 8-K, as amended, dated May 20, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Class A Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements, and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Company's Class A Common Stock is listed on the New York Stock Exchange (the "NYSE"), and the aforementioned material can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 0-14993) pursuant to the Exchange Act, are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1993;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994;

          3. The Company's Current Report on Form 8-K dated May 20, 1994, as filed with the Commission on June 2, 1994 and as amended on July 12, 1994; and

          4. The Company's Current Report on Form 8-K dated October 12, 1994, as filed with the Commission on October 13, 1994.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Mr. John O. Barwick, III, Vice President -- Finance, Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia 31901, (706) 576-3400.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OF CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    8
Investment Considerations.............    8
Use of Proceeds.......................   10
Price Range of Class A Common Stock
  and Dividend Policy.................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   18
Management............................   26
Description of Capital Stock..........   28
Underwriting..........................   31
Legal Matters.........................   31
Experts...............................   31
Available Information.................   32
Incorporation of Certain Information
  by Reference........................   32

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,500,000 SHARES
                             CARMIKE CINEMAS, INC.
                              CLASS A COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                           , 1994
- ------------------------------------------------------
- ------------------------------------------------------

                    APPENDIX TO ELECTRONIC FORMAT DOCUMENT

Inside Front Cover
- ------------------


   (Photo - top)        "Carmike Locations Throughout the U.S."
                        ---------------------------------------
                        Shown is a U.S. map with dots representing Carmike's
                        444 theatre locations.

   (Photo - bottom)     "Growth in Theatres and Screens"
                        --------------------------------
                        Shown is a bar chart with number of Carmike screens and theatres from 1986 - 1994.



Inside Front Cover Fold-Out/Left Flap
- -------------------------------------

   (Photo - top)        Shown is an exterior view of a Carmike theatre location.

   (Photo - bottom)     Shown is a Carmike theatre concession stand.



Inside Front Cover Fold-Out/Right Flap
- --------------------------------------

   (Photo - top)        Shown is the interior of a Carmike auditorium.

   (Photo - middle)     Shown is a little boy eating popcorn and watching a
                        movie.  (Also presented in the 1993 annual report.)

   (Photo - bottom)     Shown is an exterior view of another Carmike theatre
                        location.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

    SEC Registration Fee......................................................  $ 22,989
    NASD Filing Fee...........................................................     7,167
    Legal Fees and Expenses...................................................   125,000
    Accounting Fees and Expenses..............................................    25,000
    Printing Fees and Expenses................................................   125,000
    Blue Sky Fees and Expenses................................................    25,000
    Exchange Listing Fee......................................................     9,468
    Miscellaneous.............................................................    10,376
                                                                                --------
              Total...........................................................  $350,000
                                                                                ========

     All of the above items are estimates except the SEC Registration Fee, the NASD Filing Fee and the Exchange Listing Fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended, provides in regard to indemnification of directors and officers as follows:

     sec. 145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS;
               INSURANCE

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
     (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or (2) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Article VI of the Company's Bylaws provides in regard to indemnification of directors and officers as follows:

     The corporation shall indemnify and hold harmless, to the full extent and under the circumstances permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses, liability and loss reasonably incurred. This right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators.

     This right of indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right to which any other person may have or hereafter acquire under any statute, Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the indemnification of directors and officers.

     The Corporation may maintain insurance to protect itself and any director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person under Delaware Corporate Law.

     Article 9 of the Company's Certificate of Incorporation provides in regard to the limitation of liability of directors and officers as follows:

          No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit. This Article NINTH shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article NINTH became effective.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                             EXHIBIT
- ------       -----------------------------------------------------------------------------------
  1      --  Form of Purchase Agreement
 4.1     --  Restated Certificate of Incorporation of the Company (filed as Exhibit 3(a) to
             Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-8007),
             and incorporated herein by reference).
 4.2     --  By-Laws of the Company (filed as Exhibit 3(b) to the Company's Form 10-K for the fiscal year ended December 31, 1987, and incorporated herein by reference).

EXHIBIT
NUMBER                                             EXHIBIT
- ------       -----------------------------------------------------------------------------------
  5      --  Opinion of Troutman Sanders as to the legality of the securities being registered.
23.1     --  Consent of Ernst & Young LLP
23.2     --  Consent of Troutman Sanders (contained in Exhibit 5)
 24      --  Powers of Attorney (see page II-5)

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement; provided, however, that the registrant need not file a post-effective amendment to include the information required to be included by subsection (i) or (ii) if such information is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 24th day of October, 1994.

                                          CARMIKE CINEMAS, INC.

                                          By:    /s/  MICHAEL W. PATRICK
                                                 -----------------------
                                                     Michael W. Patrick
                                                         President

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael W. Patrick and John O. Barwick, III, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them acting individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them acting individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 24, 1994.

                 SIGNATURE                                         TITLE
- --------------------------------------------    --------------------------------------------
             /s/  C.L. PATRICK                  Chairman of the Board of Directors
      -----------------------------------
                C.L. Patrick

             /s/  MICHAEL W. PATRICK            President; Director (Chief Executive
      -----------------------------------         Officer)
               Michael W. Patrick

            /s/  JOHN O. BARWICK, III           Vice President -- Finance; Treasurer (Chief
      -----------------------------------         Financial and Accounting Officer)
              John O. Barwick, III

            /s/  CARL L. PATRICK, JR.           Director
      -----------------------------------
               Carl L. Patrick, Jr.

                /s/  CARL E. SANDERS            Director
      -----------------------------------
                   Carl E. Sanders

              /s/  JOHN W. JORDAN, II           Director
      -----------------------------------
                 John W. Jordan, II

             /s/  DAVID W. ZALAZNICK            Director
      -----------------------------------
               David W. Zalaznick

                               INDEX TO EXHIBITS

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                         EXHIBIT                                      PAGE
- ------       ---------------------------------------------------------------------------------------
  1      --  Form of Purchase Agreement
 4.1     --  Restated Certificate of Incorporation of the Company (filed as Exhibit 3(a)
             to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No.
             33-8007), and incorporated herein by reference).
 4.2     --  By-Laws of the Company (filed as Exhibit 3(b) to the Company's Form 10-K for the fiscal year ended December 31, 1987, and incorporated herein by reference).
  5      --  Opinion of Troutman Sanders as to the legality of the securities being registered.
23.1     --  Consent of Ernst & Young LLP
23.2     --  Consent of Troutman Sanders (contained in Exhibit 5)
 24      --  Powers of Attorney (see page II-5)